www.linkedin.com/in/anna-howland-3745b347 (LinkedIn)

## Top Skills

Chicago Manual of Style
CSE
APA

## Languages

Spanish

# Anna Howland

Content Manager at Kaplan Professional
Raleigh-Durham-Chapel Hill Area

## Summary

I have always known that I love learning and I love words. What has surprised me most about a fifteen-year publishing career is that it actually isn't the words that inspire me, but rather the people who craft them.

I have had the pleasure to meet and work with authors whose knowledge ranges from everything from tennis to tetanus; from fiction to Federalism. Every new project is a new adventure in relationship building for me, in watching the joy that is seeing an author's passion widely disseminated to a captive audience.

It's an adventure in working with talented colleagues in design, editing, marketing, and digital publishing. I love collaboration. I love seeing a teammate get excited about his or her special contribution. I love knowing that our combined talents are furthering the distribution of information that is so crucial to our society.

Over the course of fifteen years-- and especially thanks to my work in Journals Production at Oxford University Press-- I've found ways to become faster and more efficient, to improve our processes and services, and to maximize output without sacrificing quality. I enjoy helping my company to achieve not only a reputation for good work, but for work that continues to innovate year after year. In an ever-evolving age of digital information, dedication to this mode of working is crucial.

## Experience

Kaplan Professional
Content Manager, Engineering & Architecture
July 2019 - Present (2 years 11 months)

• Manage a staff of three to procure high quality, on-time content for Engineering & Architecture licensing exam prep products
• Implemented a process that corrected errors in over 3,000 pieces of content in six months. Improved average correction speed from 30 days to 5 days.
• Systemized the content handoff process, implemented a standard quality checklist, and created a content numbering system
• Designed a standard art log to secure permissions and to provide clear asset instructions to production department

## MPS North America
Content Project Manager
October 2018 - June 2019 (9 months)
Raleigh-Durham, North Carolina Area

• Coordinate authors, subject matter experts, designers, compositors, and copyeditors to
develop content for a variety of college-level disciplines
• Review & proofread manuscripts to determine content & production needs
• Establish & manage project estimates, budgets, billing, workflows, schedules, and status reports for each project

## Blue Elephant Creative
Client Account Manager
July 2016 - September 2018 (2 years 3 months)
Raleigh-Durham, North Carolina Area

• Generate, contact, and follow up with sales leads
• Maintain established client communication
• Explain design and marketing processes to clients
• Write and edit promotional collateral copy

## Scale Modeling Quarterly
Associate Editor
April 2014 - May 2015 (1 year 2 months)

• Copyedited all articles and reviewed page proofs
• In collaboration with Editor-in-Chief, compiled and developed journal style guide
• Advised editorial staff on publishing standards

## Oxford University Press

4 years

Production Manager, US Journals
October 2012 - March 2014 (1 year 6 months)

Performed all duties of Team Leader and:
• Managed a staff of five production editors
• Served as new title transition manager
• Interviewed and hired new staff
• Led a focus group of Production department staff to research and present a new publishing model   to an editorial office

Production Team Leader, US Journals
March 2012 - October 2012 (8 months)
Cary, NC

Performed all duties of Production Editor and:
• Managed a staff of three production editors (performed weekly catch-ups and annual reviews, coached, prioritized workload, etc.)
• Successfully managed a struggling new typesetter and a group of production editors through a very difficult transition
• Standardized the manuscript submission process on a set of four new journals while re-building rapport with the society
• Analyzed weekly metric reports on team article publishing speed, issue timeliness, and quality error rates
• Reviewed cost report monthly
• Edited Production sections of Editorial reports
• Trained new staff on all job responsibilities and procedures
• Reported team metrics at monthly department meetings and to external clients

Production Editor, US Journals
April 2010 - March 2012 (2 years)

• Facilitated a journal list (~6-8) from manuscript receipt to online and print publication
• Project managed copyediting, typesetting, page proofs, printing, and online production of content by coordinating the workflow between authors, editors, vendors, and other freelancers
• Prepared Production sections of quarterly publishing reports
• Adhered to strict standards of article speed and issue timeliness
• Frequently communicated with journal editorial offices and societies, authors, editors, and internal customers
• Attended journal conferences and presented Production reports at board meetings

Ivy House Publishing Group

6 years 4 months

Associate Director of Publishing
May 2008 - April 2010 (2 years)
Raleigh-Durham, North Carolina Area

• Supervised Publishing Assistant in the duties of evaluating manuscripts, drafting publishing agreements, and executing Marketing & Sales tasks
• Created and managed production schedules
• Administered pre-press process for all titles
• Maintained point-of-contact relationships with authors

Publishing Coordinator
May 2005 - May 2008 (3 years 1 month)
Raleigh-Durham, North Carolina Area

-Copyedited manuscripts
-Evaluated new manuscripts for publication
-Negotiated and drafted publishing agreements
-Managed and administered Marketing & Sales departments

Executive Assistant to the Publisher
January 2004 - May 2005 (1 year 5 months)
Raleigh-Durham, North Carolina Area

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# Education

UNC Chapel Hill
Bachelor of Arts, English Literature · (2000 - 2003)

Appalachian State University
General Studies · (1999 - 2000)